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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67941

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Nigrelli (212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2020

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements	
Statement of Financial Condition	3
Notes to Financial Statement	4 - 6

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017-2013

D +1 212 599 0100
F +1 212 370 4520

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Automated Equity Finance Markets, Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

GrantThornton

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company’s auditor since 2009.

New York, New York
February 22, 2021

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
As of December 31, 2020

ASSETS		
Cash	$	643,618
Accounts receivable		158,868
Due from affiliates		180,871
Total assets	$	983,357
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to affiliates	$	36,699
Other liabilities		31,873
Total liabilities		68,572
STOCKHOLDER'S EQUITY		
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding		
Additional paid-in capital		73,511,573
Accumulated deficit		(72,596,788)
Total stockholder's equity		914,785
Total liabilities and stockholder's equity	$	983,357

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing ("ECS"), which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC, the ultimate parent of the Company, has developed a global platform for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of EquiLend Holdings LLC include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, DataLend LLC, EquiLend Clearing LLC (the "Parent") and Orbisa LLC.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, ("ASU 2016-13"), Financial Instruments – Credit Loss (Topic 326), which updates the guidance on recognition and measurement of credit losses for financial assets. The new requirements, known as the current expected credit loss model ("CECL") will require entities to adopt an impairment model based on expected losses rather than incurred losses. This update is effective for the Company on January 1, 2020 (for fiscal years beginning after December 15, 2020 including interim periods within those fiscal years). The adoption of the ASU did not have any material impact on the Company's financial statements.

Cash

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from subscriptions, transactions and user access fees. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Income Taxes

The Company files federal, state and local income tax returns. The Company determines its provision for income taxes based on its own federal, state and local income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2020, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2020 and any other open years. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to 2017.

The Company had net operating loss carryforwards as of December 31, 2020 of approximately $2,131,000 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The Company's deferred tax assets at December 31, 2020 is approximately $1,381,000, primarily related to the net operating loss carryforward, intangibles and goodwill for which the Company recorded a full valuation allowance as it is not more likely than not that the deferred tax asset will be realized. The net operating loss carryforward will begin to expire in 2036.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACCOUNTS RECEIVABLE

The Company's receivable arise from operating the alternative trading system for its ECS member's activities. These receivables are collected through OCC and amounted to $158,861 at December 31, 2020 and was included in accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2021.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2020, the Company's net capital was $575,046 which was $570,046 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

5. CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2020, four customers accounted for approximately 36% of the accounts receivable at December 31, 2020.

6. RELATED PARTIES

Accounts receivable included $54,608 owed to the Company by members or affiliates of members of the ultimate parent.

Cash consists of $643,618 at one financial institution in multiple bank accounts with an affiliate of a member of the ultimate parent. As of December 31, 2020, the Parent owed the Company $160,871. These balances are included in the due from affiliates balance on the Statement of Financial Condition.

The Company has a receivable of $20,000 from DataLend LLC for funds DataLend LLC received from customers on the Company's behalf. In addition, the Company has payable of $36,699 to Equilend LLC for funds it received from customers on Equilend LLC's behalf.

7. IMPLICATIONS OF COVID-19

The COVID-19 pandemic developed rapidly in 2020. The Company has taken measures to continue operations without jeopardizing the health of employees. Measures taken include a work from home arrangement for all employees and safety protocols for anyone that must travel to the offices. The Company has been able to continue operations. Management will continue to monitor the situation as it unfolds and continue operations in the safest way possible.

8. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements.